Air Industries Group, Inc.
1479 Clinton Avenue
Bay Shore, New York 11706

November 30, 2012

Susan Block, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

 Re: Amendment No. 1 to Registration Statement on Form 10
Filed October 17, 2012
File No. 000-29245

Dear Ms. Block:

          In connection with our response to the comment letter of the staff dated November 13, 2012, with reference to Amendment No. 1 to the Registration Statement on Form 10 (the “Registration Statement”) of Air Industries Group, Inc.  (the “Company”), the Company acknowledges and confirms to you that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/Peter D. Rettaliata Peter D. Rettaliata Chief Executive Officer and President

cc: Amy Geddes
     John Dana Brown
     Margery Reich